AMENDMENT TO BYLAWS OF HOMETRUST BANCSHARES, INC.
Effective June 26, 2023, Article II, Section 12 of the bylaws of HomeTrust Bancshares, Inc. was amended to read as follows:
“Section 12. Age Limitation.
(a) Except as set out in subsection (b) or (c) of this Section 12, a person who is 72 years of age or older shall not be eligible for election, re-election, appointment or re-appointment to the Board of Directors and shall also not be eligible to continue to serve as a director beyond the annual meeting of stockholders of the Corporation immediately following the director becoming 72 years of age.
(b) The Board shall have the discretion to exempt a director who (a) was a director of the Corporation on June 30, 2016 and (b) is between 72 and 74 years of age, from mandatory retirement as a director under subsection (a) of this Section 12 until the next annual meeting of stockholders of the Corporation. The director being considered for an extension may not participate in the Board discussion or vote concerning such extension. Any director who desires to be considered for this exemption must submit a written request to the Secretary by the date set by the Board. This discretion may be exercised only upon a finding by the Board that such exemption is in the best interest of the Corporation based on the qualifications considered in the selection of directors.
(c) Subsection (a) of this Section 12 shall not apply to the Initial Term of Narasimhulu Neelagaru, M.D. as a director of the Corporation, as contemplated by and subject to the provisions of Section 6.11 of the Agreement and Plan of Merger, dated as of July 24, 2022, by and between the Corporation and Quantum Capital Corp. (the “Quantum Merger Agreement”). Furthermore, if, following the end of the Initial Term, (i) the Company Principal Stockholders own five percent or more of the outstanding shares of the Corporation’s common stock and (ii) Narasimhulu Neelagaru, M.D. is in good standing as a director of the Corporation and he desires to continue serving as a director of the Corporation, then notwithstanding subsection (a) of this Section 12 and subject to any legal or bank regulatory requirements, he may be nominated by the Board for election by the Corporation’s stockholders for up to two additional one-year terms, as contemplated by Section 6.11(a) of the Quantum Merger Agreement. As used in this subsection (c), the terms “Initial Term” and “Company Principal Stockholders” shall have the meanings ascribed to them in the Quantum Merger Agreement.”
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